SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

April 22, 2014

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto are a proxy statement and a proxy card in connection with the Registrant's upcoming Annual General Meeting of shareholders, scheduled for May 14, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

By:	/s/ Ofer Naveh
Name:	Ofer Naveh
Title:	Chief Financial Officer

Date: April 22, 2014

R.V.B. HOLDINGS LTD.

Dear Shareholder,

You are cordially invited to attend the annual general meeting of the shareholders (the “Meeting”) of R.V.B Holdings Ltd. (the “Company”), to be held on May 14, 2014, at 10:00 a.m. (Israel time), or at any adjournment thereof, at the Company’s offices located at Moshe Aviv Tower 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel.

The Company’s formal notice of the Meeting, as published on April 9, 2014 and the Proxy Statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on April 14, 2014 are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Yair Fudim, Chairman of the Board of Directors of the Company

R.V.B. HOLDINGS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual general meeting of shareholders (the “Meeting”) of R.V.B Holdings Ltd. (the “Company”) will be held on May 14, 2014 at 10:00 a.m. Israel time, at the Company’s offices, located at Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel.

The agenda of the Meeting shall be as follows:

1.Approval of a credit line from Greenstone Industries Ltd. (“Greenstone”) in the amount of up to NIS 600,000 (the “Credit Line”). Any outstanding balance under the Credit Line will bear an annual interest of 10%. In addition, the term of the previous loans the Company has received from Greenstone in the aggregate principal amount of NIS 2,000,000 shall be extended and such loans shall be subject to similar terms as the Credit Line, as of date of the Meeting.

2.Approval of a framework for the extension, renewal and entering into insurance policies for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Israeli Companies Law, 1999.

3.Re-election of Ms. Alicia Rotbard as an external director of the Company for a term of three years starting July 10, 2014.

4.Re-election of each of Messrs. Yair Fudim and Moti Menashe as a director of the Company, and of Mr. Gedaliah Shelef as an independent director of the Company, to hold office until the close of the next annual general meeting.

5.Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2013.

The approval of Proposal No. 1 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least a majority of the total votes of shareholders who do not have a personal interest in the approval of the proposal, present at the Meeting in person or by proxy (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposal No. 2 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or do not have personal interest in the approval of the proposal, present at the Meeting in person or by proxy (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposal No. 3 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or do not have personal interest in the re-election of Ms. Alicia Rotbard (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposals No. 4 and 5 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

Only shareholders of record at the close of business on April 14, 2014 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to the proposal by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 10:00 (Israel time) on May 12, 2014). The form of proxy card shall also be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be available to the public on the SEC’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at 7 Jabotinsky St., Ramat-Gan, 52520, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than April 24, 2014.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent ordinary shares of the Company conferring in the aggregate at least 25% of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned one day thereafter at the same hour and place, without further notice to our shareholders, or to such other day, time and place as the board of directors of the Company may indicate in a notice to the shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business which the original Meeting was called.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at 7 Jabotinsky St., Ramat-Gan, 52520, Israel, during normal business hours and by prior coordination with Mr. Ofer Naveh, CFO (tel: +972-3-6114933).

By Order of the Board of Directors, Yair Fudim, Chairman of the Board of Directors of the Company Dated: April 9, 2014

R.V.B. HOLDINGS LTD.

Moshe Aviv Tower 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 14, 2014

This proxy statement is being solicited by our board of directors (the “Board of Directors”) of R.V.B. Holdings Ltd (the “Company”, “we”, “our”, “us”, and/or “RVB”) in connection with our annual general meeting of shareholders to be held at the Company’s offices on May 14, 2014, at 10:00 a.m. (Israel time), or at any adjournment thereof (the “Meeting”).  The record date for determining which of our shareholders is entitled to notice of, and to vote at the Meeting is as of the close of business on April 14, 2014 (the “Record Date”). As of April 14, 2014, we had 231,685,787 of our ordinary shares, nominal value NIS 1.00 (the “Shares”) outstanding and entitled to vote (excluding dormant shares).

At the Meeting, the shareholders of the Company are being asked to consider and resolve the:

1.Approval of a credit line from Greenstone Industries Ltd. (“Greenstone”) in the amount of up to NIS 600,000 (the “Credit Line”). Any outstanding balance under the Credit Line will bear an annual interest of 10%. In addition, the term of the previous loans the Company has received from Greenstone in the aggregate principal amount of NIS 2,000,000 shall be extended and such loans shall be subject to similar terms as the Credit Line, as of date of the Meeting.

2.Approval of a framework for the extension, renewal and entering into insurance policies for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Israeli Companies Law, 1999.

3.Re-election of Ms. Alicia Rotbard as an external director of the Company for a term of three years starting July 10, 2014.

4.Re-election of each of Messrs. Yair Fudim and Moti Menashe as a director of the Company, and of Mr. Gedaliah Shelef as an independent director of the Company, to hold office until the close of the next annual general meeting.

5.Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2013.

Shareholders who will not attend the Meeting in person may vote with respect to the proposal by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 10:00 (Israel time) on May 12, 2014). The form of proxy card was also furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and is available to the public on the SEC’s website at http://www.sec.gov.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals above, a shareholder may vote in favor of each proposal, against each proposal or may abstain from voting on each proposal. Shareholders should specify their choices on the accompanying proxy card. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) sending written notice to the Company of such revocation; (ii) executing and delivering to the Company a later-dated proxy, which is received by the Company at the address stated above at least 48 hours prior to the Meeting; or (iii) voting in person at the Meeting, provided the withdrawal of the proxy was requested at the Meeting.

Each Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned one day thereafter at the same hour and place, without further notice to our shareholders, or to such other day, time and place as the Board of Directors may indicate in a notice to the shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business which the original Meeting was called.

The approval of Proposal No. 1 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least a majority of the total votes of shareholders who do not have a personal interest in the approval of the proposal, present at the Meeting in person or by proxy (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposal No. 2 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or do not have personal interest in the approval of the proposal, present at the Meeting in person or by proxy (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposal No. 3 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or do not have personal interest in the re-election of Ms. Alicia Rotbard (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposals No. 4 and 5 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at 7 Jabotinsky St., Ramat-Gan, 52520, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than April 24, 2014.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about April 22, 2014. This proxy statement and the accompanying proxy card are also available to the public on the SEC’s website at http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1: APPROVAL OF A CREDIT LINE FROM GREENSTONE INDUSTRIES LTD. (“GREENSTONE”) IN THE AMOUNT OF UP TO NIS 600,000 (THE “CREDIT LINE”). ANY OUTSTANDING BALANCE UNDER THE CREDIT LINE WILL BEAR AN ANNUAL INTEREST OF 10%. IN ADDITION, THE TERM OF THE PREVIOUS LOANS THE COMPANY HAS RECEIVED FROM GREENSTONE IN THE AGGREGATE PRINCIPAL AMOUNT OF NIS 2,000,000 SHALL BE EXTENDED AND SUCH LOANS SHALL BE SUBJECT TO SIMILAR TERMS AS THE CREDIT LINE, AS OF DATE OF THE MEETING.

At the Meeting, our shareholders will be asked to approve a credit line from Greenstone in the amount of up to NIS 600,000 (the “Credit Line”). Any outstanding balance under the Credit Line will bear an annual interest of 10%.

Greenstone has previously extended to the Company loans in the aggregate principal amount of NIS 2,000,000. Our shareholders will be asked to approve an extension to the terms of such loans and that such loans shall be subject to similar terms as the Credit Line, as of date of the meeting.

In light of the Company’s financial difficulties, the Company decided to cease the operation of the demonstration facility in Y'bllin, Israel and to implement a significant cutback in the personnel of the Company and E.E.R. Environmental Energy Resources Israel Ltd. (“EER”). Notwithstanding these immediate steps, the Company has been facing an immediate need for funding. Following deliberations and consideration of the Company’s financing possibilities and the Company's financial position, the audit committee and the Board of Directors determined to approve the Credit Line.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a line of credit from Greenstone in the amount of up to NIS600,000  (the “Credit Line”). Any outstanding balance under the Credit Line will bear an annual interest of 10%. In addition, the term of the previous loans the company has received from Greenstone in the aggregate principal amount of NIS 2,000,000 shall be extended and such loans shall be subject to similar terms as the Credit Line, as of date of the Meeting.”

PROPOSAL NO. 2: APPROVAL OF A FRAMEWORK FOR THE EXTENSION, RENEWAL AND ENTERING INTO INSURANCE POLICIES FOR DIRECTORS’ AND OFFICERS’ LIABILITY, SUBJECT TO, AND IN ACCORDANCE WITH, THE PROVISIONS OF THE ISRAELI COMPANIES LAW, 1999 (THE “COMPANIES LAW”).

On March 13, 2014, the Board of Directors approved, following the approval of the Company's compensation committee, an extension of the Company’s directors’ and officers’ liability insurance (“D&O insurance policy”) until March 24, 2014 (the “Current Period of Insurance”). Pursuant to terms of the D&O insurance policy, as extended, the insurance coverage is for an aggregate amount of US$7.5 million and the total annual premium is US$35,800. The D&O insurance policy covers events related to the Company’s wholly owned subsidiary, EER, as well.

The Company's compensation committee and Board of Directors had approved that the Company will be entitled, from time to time and up to a period of three years in the aggregate (including the Current Period of Insurance), to extend and/or renew the directors’ and officers’ insurance policy or enter into a new insurance policy, in Israel or overseas, for the insurance of directors and officers liability with respect to the directors and/or officers serving in the Company and its subsidiaries, as may serve from time to time, and with the directors and/or officers serving in associated companies on behalf of the Company and/or on behalf of its subsidiaries, provided however, that the insurance transaction complies with the following conditions:

(1) the maximum coverage amount under each policy does not exceed US$10,000,000; (2) the maximum yearly premium to be paid by the Company for each policy does not exceed US$50,000; (3) the terms of the policy complies with the Company's compensation policy for directors and officers; and (4) the purchase of the policy (including any renewal or extension) is approved by the compensation committee (and, if required by law, by the Board of Directors), determining that the coverage amount and the relevant premium sums are reasonable considering the Company's exposures, the scope of coverage and market conditions and that the policy reflects the current market conditions, and it will not materially affect the Company's profitability, assets or liabilities.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the framework for the extension, renewal and entering into insurance policies for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Companies Law.”

PROPOSAL 3: RE-ELECTION OF MS. ALICIA ROTBARD AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR A TERM OF THREE YEARS STARTING JULY 10, 2014.

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company.

No person may serve as an external director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

Ms. Alicia Rotbard has been our external director since July 2008 and her second three-year term service as an external director of the Company is due to complete in July 2014. The Company proposes to re-elect Ms. Rotbard to serve as an external director for an additional three-year term. The initial term of an external director is three years and may be extended for additional two terms of three years each. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all external directors must be members of the company’s audit and compensation committees.

Ms. Rotbard has certified to the Company that she complies with all requirements under the Companies Law for serving as an external director. Such certification will be available for inspection at the Meeting.

Ms. Rotbard will be entitled to a remuneration package as previously approved by the shareholders of the Company. For further information regarding the remuneration package see Item 6.B of the Company’s Annual Report on Form 20-F, as was filed with the SEC on April 29, 2013. Such remuneration package is in accordance with the Company’s compensation policy.

Herein below are details regarding Ms. Alicia Rotbard:

Alicia Rotbard is serving as our external director since July 2008. In 1989 Ms. Rotbard founded DOORS Information Systems, Inc. and she served as its Chief Executive Officer until 2002. Since 1989 she has served as President and Chief Executive Officer of Quality Computers Ltd. and from 1980 to 1985, she served as Deputy General Manager of the Tel-Aviv Stock Exchange, managing its computer department and operations.  Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of Ms. Alicia Rotbard as an external director of the Company for a term of three years starting July 10, 2014.”

PROPOSAL NO. 4: RE-ELECTION OF EACH OF MESSRS. YAIR FUDIM AND MOTI MENASHE AS A DIRECTOR OF THE COMPANY, AND OF MR. GEDALIAH SHELEF AS AN INDEPENDENT DIRECTOR OF THE COMPANY, TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.

At the Meeting, shareholders will be asked to approve the re-election of each of Messrs. Yair Fudim, Moti Menashe as a director of the Company, and of Mr. Gedaliah Shelef as an independent director of the Company, to hold office until the close of the next annual general meeting. Herein below are details on those directors currently serving on the Board of Directors, and standing for reelection:

Mr. Yair Fudim is serving as a director of our Company since March 2011 and as the chairman of our Board of Directors since February 28, 2013. Mr. Fudim served as Chief Executive Officer of Leader Holdings & Investments Ltd. since April 1991 until April 2013, as Chief Executive Officer of Greenstone Industries Ltd. since February 2010 until March 21, 2013 and as the chairman of Greenstone Industries Ltd. since March 21, 2013. Mr. Fudim is serving as chairman of the board of directors of Leader Capital Markets Ltd., and is a member of the board of directors of the following companies, among others: Zmiha Investment House Ltd, Yelin Lapidot Holdings ltd.   Leader Hanpakot (1993) Ltd., Leader Financial Analysis (1999) Ltd., Leader Trust Company Ltd., Leader & Co Investment House Ltd., Leader & Co Finance (2001) Ltd., Leader & Co Capital Ltd., Leader Financial Assets Management (2005) Ltd., Leader & Co Asset Management Ltd., Leader Resources Ltd., Leader Resources Trustees Ltd., Leader Real Estate (2006) Ltd., E.E.R. Environmental Energy Resources (Israel) Ltd., Yariv Assets and Holdings (1980) Ltd., Zimmcor Alubin (1973) Ltd., RonRom Consulting Services Ltd. Mr. Fudim holds a B.A. in Economics and an MBA from the Hebrew University of Jerusalem.

Mr. Moti Menashe is serving as a director of our Company since March 2013. He has served as a projects manager at Upswing Capital Ltd. since 2006. He serves in a number of capacities as an officer for companies controlled by Upwing Capital Ltd., including Zmiha Investment House Ltd. (Chief Executive Officer); Intercolony Investments Ltd. (Chief Executive Officer and Director); Yaad Industrial Representation Ltd. (Director of Business Development and Director); Ultra Equity Investments Ltd. (Director); and Greenstone Industries Ltd. (Director).

Mr. Gedaliah Shelef is serving as a director of our Company since March 2011 and was classified by the Company as an independent director on January 2012. Mr. Shelef has served as executive director of Environmental System Ltd. since 1991. Mr. Shelef has served as a professor emeritus of the Technion-Israel Institute of Technology (the "Technion") since 2004. From 1968 to 1971 Mr. Shelef served as Chief Sanitary Engineer and Head of the Division of Environmental Health of the Ministry of Health, Israel. From 1990 to 1992 Mr. Shelef served as a member of the advisory committee of the U.S. Environmental Protection Agency. From 1981 to 2004 Mr. Shelef served as head of the Environmental Laboratory and Research Group at the Technion. From 1972 to 1992 Mr. Shelef served as a member of the board of director or the board of governors of the following companies and institutes, among others: National Building Research Institute (1988-1990) and Tahal Consulting Engineers Ltd. (1989-1993), Coastal and Marine Engineering Research Institute of the Technion and the Port Authority (1985-1990), Transportation Research Institute of the Technion and the Ministry of Transportation (1985-1990), Technion (1983-1985), International Association of Water Pollution Research (1976-1980), Israel Oceanographic and Limnological Research Company Ltd (1971-1976). Mr. Shelef holds a Ph.D. in Hydraulics and Sanitary Engineering from the University of California, Berkley (1968).

Each of the director nominees has certified to the Company that he complies with all requirements under the Companies Law for serving as a director. In addition, Mr. Shelef has certified to the Company that he complies with all requirements under the Companies Law for serving as an independent director. Such certifications will be available for inspection at the Meeting.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Messrs. Yair Fudim, Moti Menashe as a director of the Company, and of Mr. Gedaliah Shelef as an independent director of the Company, to hold office until the close of the next annual general meeting.”

PROPOSAL NO. 5: APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF BRIGHTMAN ALMAGOR ZOHAR & CO., A MEMBER OF DELOITTE TOUCHE TOHMATSU, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.

Under the Companies Law, the shareholders of the Company are authorized to appoint the Company’s independent auditors and have the power to authorize the Board of Directors to determine the independent auditors' remuneration.

Following the recommendation by the Company’s Audit Committee and the Board of Directors, it is proposed that Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu, be re-appointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

Brightman Almagor Zohar & Co. billed the Company approximately US$40 thousand for audit services for the fiscal year 2013, consisting of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements, and services provided in connection with statutory and regulatory filings or engagements.

Our amended and restated articles of association provide that our Board of Directors shall determine the terms of service of the Company's independent auditor, including undertakings or payments to the independent auditor.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and other reports with, and furnishes other information to the SEC. You may read and copy any reports, statements or other information we file or furnish at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, DC. 20549, at the SEC’s prescribed rates. Please call the SEC at 800-SEC-0330 for further information on the Public Reference Room. The address of this website is http://www.sec.gov.

The Company is incorporated in Israel and is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in Rule 405 under the Securities Act of 1933, as amended. As a result, it files annual reports pursuant to Section 13 of the Exchange Act on Form 20-F and furnishes reports on Form 6-K.

Pursuant to Rule 3a12-3 under the Exchange Act regarding foreign private issuers, the proxy solicitations of the Company are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in its equity securities by their officers and directors are exempt from Section 16 of the Exchange Act.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

R.V.B. HOLDINGS LTD.

May 14, 2014

Please sign, date and mail
your proxy card in the
envelope provided as soon as possible.

ˆ Please detach along perforated line and mail in the envelope provided. ˆ

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

		FOR	AGAINST	ABSTAIN
1.
Approval of a credit line from Greenstone Industries Ltd. (“Greenstone”) in the amount of up to NIS 600,000 (the “Credit Line”). Any outstanding balance under the Credit Line will bear an annual interest of 10%. In addition, the term of the previous loans the Company has received from Greenstone in the aggregate principal amount of NIS 2,000,000 shall be extended and such loans shall be subject to similar terms as the Credit Line, as of date of the Annual General Meeting.
		☐	☐	☐
		YES	NO
	Do you have a personal interest in the approval of Proposal 1? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 1).	☐	☐
		FOR	AGAINST	ABSTAIN
2.
Approval of a framework for the extension, renewal and entering into insurance policies for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Israeli Companies Law, 1999.
		☐	☐	☐
		YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal 2? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 2).
		☐	☐
		FOR	AGAINST	ABSTAIN
3.	Re-election of Ms. Alicia Rotbard as an external director of the Company for a term of three years starting July 10, 2014.	☐	☐	☐
		YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal 3 (other than a personal interest unrelated to relationships with a controlling shareholder of the Company)? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 3).
		☐	☐
		FOR	AGAINST	ABSTAIN
4.
Re-election of each of Messrs. Yair Fudim and Moti Menashe as a director of the Company, and of Mr. Gedaliah Shelef as an independent director of the Company, to hold office until the close of the next annual general meeting.
		☐	☐	☐
		FOR	AGAINST	ABSTAIN
5.
Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.
		☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.   Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

R.V.B. HOLDINGS LTD.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 14, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of R.V.B. Holdings Ltd. (the “Company”), do hereby nominate, constitute and appoint Yair Fudim and Ofer Naveh, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 1.00 per share, of the Company, held in my name on its books as of April 14, 2014 at the Annual General Meeting of Shareholders to be held on May 14, 2014 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

This  proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy will be voted "FOR" Proposals 1, 2 and 3, if "personal interest and control shareholding" is properly indicated on the reverse side by the undersigned shareholder and "FOR" Proposals 4 and 5.  Should  any  other  matter requiring  a  vote  of  the  shareholders  arise,  the  proxies  named  above  are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side)